110 Fulbourn Road, Cambridge, CB1 9NJ, England

April 17, 2015

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC. 20549
U.S.A.

Re:	ARM Holdings plc
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed February 18, 2015
File No. 000-29644

Dear Mr James:

Thank you for your letter dated March 30, 2015 setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) of ARM Holdings plc (“ARM”, also referred to in this letter as “we” or the “Company”).

We have provided our responses to the Staff’s comments in Appendix A to this letter.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Tim Score
Tim Score
Chief Financial Officer
ARM Holdings plc

APPENDIX A
Item 5. Operating and Financial Review and Prospects (“OFR”)

Results of Operations, page 32

1.  On page 34, we see from the sixth paragraph that your 2014 processor volume shipment increased by 16% from 2013; however, the increase in royalty revenues was much less. Please tell us the significant reasons for the difference.

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. The increase in our royalty revenue was less than proportional to the increase in customers’ processor shipments principally due to the mix of the products that they shipped, as explained below:

The Company’s customers sell highly complex chips that can contain some of the Company’s processor technology.  The Company’s royalty revenues are typically based on a percentage of the selling price of each chip containing ARM technology.

The selling price of the chip is dependent on a number of factors including, but not limited to:

•	the functionality of the chip
•	the end market that the chip is going into
•	the volumes of chips sold to a customer
•	the competitive dynamics within the relevant market.

The Company’s customers report that the average selling price of their chips can range from less than $0.20 to more than $200.

The royalty percentage that the Company is able to command from each chip is dependent on a number of factors including, but not limited to:

•	the number of the Company’s processors incorporated into the chip
•	the complexity of ARM technology used (i.e. typically more complex technology can command a higher royalty)
•	the relative negotiating power of the Company and our customer at the time the technology license was agreed.

Consequently the royalty revenue that the Company receives is dependent on the mix of contributing chips sold by our customers.

Compared to 2013, ARM customers reported in 2014:

•
slower growth in markets such as chips for high-end smartphones, where an inventory correction in the industry resulted in fewer chips being sold in the first half of the year.  These chips tend to be high value and may contain multiple ARM processors, so deliver a higher-than-average royalty to ARM

•
an increase in demand for ARM-based microcontrollers.  These chips can be found in a wide range of end-products including domestic appliances such as washing machines to industrial and infrastructure equipment such as motor controllers and automated toll booths. These chips are typically low-cost, and the Company’s technology commands a relatively low royalty per chip.

The net impact of this change in mix in 2014 compared to 2013 resulted in volume shipments growing faster than the royalty revenues generated from these shipments.

If appropriate, in the future we will include more specific commentary regarding fluctuations in average royalty rates in the OFR in addition to the general comments regarding average royalty rates on page 27.

For example:

US dollar revenues from royalties increased 7% in 2014 compared with 2013.  The greater increase in royalty units shipped of 16% was due to the mix of products sold by customers during the year.  There was an increase in demand for ARM-based microcontrollers in 2014 which typically have a lower royalty per chip.  Although growth continued in high-end smartphones where the royalty per chip is typically higher, it was slower than in previous years and slower than the growth in shipments of ARM-based microcontrollers.

Item 18. Financial Statements

Consolidated Income Statement, page F-2

2. We note that you present a line for exceptional items and include a subtotal for operating expenses before exceptional items. In Note 6, we see that exceptional items include indemnification costs of $18 million, fees for a license agreement to certain patents of $45.4 million, and the impairment of an available-for-sale investment in patents of £59.5 million. Please respond to the following:

•	Please explain why you expensed the fees related to the license agreement for patents and refer to the accounting literature upon which you relied.

The Company considers each item of expenditure for capitalization or expensing according to whether or not the item meets the definition of an asset as set out in the IFRS Conceptual Framework.  In addition for intangible assets, such as licenses, the Company also considers the provisions of IAS38 Intangible Assets. Only when expenditure on a license meets the criteria set out in these standards will the expenditure be capitalized.

The IFRS Conceptual Framework defines an asset as follows (paragraphs 4.4):

An asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.

The IFRS Conceptual Framework goes on to describe the criteria for recognition of an Asset (paragraphs 4.44 and 4.45):

An asset is recognised in the balance sheet when it is probable that the future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably.

An asset is not recognised in the balance sheet when expenditure has been incurred for which it is considered improbable that economic benefits will flow to the entity beyond the current accounting period. Instead such a transaction results in the recognition of an expense in the income statement. This treatment does not imply either that the intention of management in incurring expenditure was other than to generate future economic benefits for the entity or that management was misguided. The only implication is that the degree of certainty that economic benefits will flow to the entity beyond the current accounting period is insufficient to warrant the recognition of an asset.

The IFRS Conceptual Framework also gives some examples of the ways in which future economic benefits may flow to an entity. Paragraph 4.10 states:

The future economic benefits embodied in an asset may flow to the entity in a number of ways. For example, an asset may be:

(a) used singly or in combination with other assets in the production of goods or services to be sold by the entity;

(b) exchanged for other assets;

(c) used to settle a liability; or

(d) distributed to the owners of the entity.

Also, paragraphs 21 and 22 of IAS38 state that:

An intangible asset shall be recognised if, and only if:

(a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

(b) the cost of the asset can be measured reliably.

An entity shall assess the probability of expected future economic benefits using reasonable and supportable assumptions that represent management’s best estimate of the set of economic conditions that will exist over the useful life of the asset.

Where the Company enters into an agreement to acquire license rights for use in products to generate future revenues, the Company capitalises the cost of the license, if it meets the criteria set out above, and amortises the cost over the useful economic life.  Where it is not considered probable that future economic benefits will flow to the Company, then the cost is expensed in the period incurred.

In the second quarter of 2013, the Company participated in a joint settlement, which was led by certain of its licensees, to resolve a long-standing litigation action that was filed against the licensees and which the Company was not a party to. The terms of the settlement involved the taking of a license to certain patents owned by the litigant that were being asserted against ARM technology in the legal case. Although it was not a party to the litigation, the Company participated in this settlement at the request of these licensees for three reasons: firstly to maintain a good relationship with those licensees; secondly in full and final settlement of any indemnity claims with respect to the asserted patents; and thirdly, to prevent other ARM licensees from facing similar litigation.

The license agreement for the patents was entered into in full and final settlement of the litigation and as such the rationale for the transaction was to avoid incurring ongoing legal costs, the cost of a potential adverse judgement and the potential for other ARM licensees to face similar litigation. In addition to a forward looking license to these patents, the agreement included a release of ARM and its licensees from any past infringement claims relating to these patents. The patents that were the subject of the litigation had only a short remaining life of approximately two years and it was considered unlikely (because of the typical length of Company’s design cycle) that the innovation covered by the patents would be incorporated into any future products that would be distributed by the Company before the patents had expired.  As a result the Company did not deem it probable that it would be using the technology licensed in the agreement separately or in combination with its own technology in any of its future products.  Therefore it was not deemed probable that the licence conferred the right to future economic benefit.

In future filings please use a caption for this line item that clarifies what is included in the line item. Refer to paragraphs 15 and 45 of IAS 1.

Paragraph 15 of IAS1:

Fair presentation and compliance with IFRSs

Financial statements shall present fairly the financial position, financial performance and cash flows of an entity. Fair presentation requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the Framework. The application of IFRSs, with additional disclosure when necessary, is presumed to result in financial statements that achieve a fair presentation

Paragraph 45 of IAS1:

Consistency of presentation

An entity shall retain the presentation and classification of items in the financial statements from one period to the next unless:

(a) it is apparent, following a significant change in the nature of the entity’s operations or a review of its financial statements, that another presentation or classification would be more appropriate having regard to the criteria for the selection and application of accounting policies in IAS 8;

or

(b) an IFRS requires a change in presentation.

In future filings we will include a caption within exceptional items on the face of the income statement that indicates the nature of each of the included items.  For example:

Exceptional items:

•	IP indemnity and similar charges

•	Impairment of available-for-sale financial assets (current)

The Company’s policy on exceptional items is as follows (See F-14):

Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Company. They are material items of income or expense that have been shown separately due to the significance of their nature.

The Company has consistently applied this policy to all periods presented.  In prior periods there were no similar material items and therefore none were disclosed.

Consolidated Cash Flow Statements, page F-4

Note 1. The Company and a Summary of its Significant Accounting Policies and Financial Risk Management, page F-5

3. We note that you use the indirect method of determining cash flows from operating activities within your cash flow statement and begin with profit from operations rather than with profit before taxes or profit for the year. Please tell us the cash and non-cash portions of the line items excluded by starting with profit from operations and where the cash portion would have been reported if you began with profit before taxes or profit for the year. Please refer to the illustrative examples in IAS 7 IE.

As communicated in our letter to you dated July 14, 2010, we have adopted the use of "profit before tax" as the starting point for our determination of net cash flows from operating activities using the indirect method.  This is consistent with the starting point for the indirect method provided in Appendix A to IAS 7. The Company then adjusts the investment income, net of an immaterial amount of interest payable and similar charges, as reported in the income statement due to the Company’s accounting policy being that we include interest received and paid in investing activities.  The share of results in joint venture is a non cash item and is also a reconciling item in net cash flows from operating activities because, similarly, the Company’s policy is to show dividend income from joint ventures within cash flows from investing activities.  The Company then shows the cash portion of interest received and interest paid and any cash dividends received from equity investments (there were no such dividends in 2012, 2013 and 2014) in investing activities.

After adjustments to profit before tax for these items, the company provides a subtotal in its cash flow statement entitled “profit before operations”, which is the income statement subtotal before giving effect to interest income, interest expense, and share of results of joint venture.  The presentation of subtotals is consistent with IAS 1, paragraph 85, which allows subtotals based on the relevance to an understanding of an entity’s financial performance.

The following recaps the accrual and cash portions of these items:

Book portion (£ million) reflected in income statement, and as adjustments in the cash flow statement to Profit before tax:

2012	2013	2014
Investment income, net	13.6	13.1	11.0

Share of results
of joint venture	0.7	4.0	3.5

Cash portion received/paid reflected in investing activities (£ million)

2012	2013	2014
Interest received	11.5	13.4	13.6

Interest paid	(0.3)	(0.2)	(0.3)

Dividends received
from joint venture	-	-	-